UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

CDSS WIND DOWN, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)

39304E 100
(CUSIP Number)

AUGUST 20, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	39304E 100	SCHEDULE 13G	Page	2	of	8

1	NAMES OF REPORTING PERSONS GEM Lighting, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF	5	SOLE VOTING POWER 65,623,216
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 65,623,216
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,623,216
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.94%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	39304E 100	SCHEDULE 13G	Page	3	of	8

1	NAMES OF REPORTING PERSONS Jonathan Samuel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 65,623,216
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 65,623,216

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,623,216
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.94%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	39304E 100	SCHEDULE 13G	Page	4	of	8

1	NAMES OF REPORTING PERSONS Deborah Samuel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER 550,000
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 65,623,216
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 550,000
	8	SHARED DISPOSITIVE POWER 65,623,216

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,173,216
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.06%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	39304E 100	SCHEDULE 13G	Page	5	of	8

Item 1.	(a)	Name of issuer:

CDSS Wind Down, Inc., a Delaware corporation (the “Issuer”).

(b)	Address of Issuer’s principal executive offices:

CDSS Wind Down, Inc.
c/o Green Energy Management Services, Inc.
381 Teaneck Road
Teaneck, New Jersey 07666
Telephone: (201) 530-1200

Item 2.	(a)	Name of person filing:
(b)	Address or principal business office, or if none, residence:

GEM Lighting, L.L.C.
Jonathan Samuel
Deborah Samuel
3401 N. Miami Ave., Suite 240
Miami, Florida 33127
Telephone: (305) 726-2300

(c)	Citizenship:

GEM Lighting, L.L.C. - a Florida limited liability company
Jonathan Samuel - United States
Deborah Samuel - United States

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Common Stock”)

(e)	CUSIP Number:

39304E 100

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	39304E 100	SCHEDULE 13G	Page	6	of	8

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

As of the date of this filing, 65,623,216 shares of the Issuer’s Common Stock are directly beneficially owned by GEM Lighting, L.C.C. Deborah Samuel, the wife of Michael Samuel, Chairman, President, Chief Executive Officer and a director of the Issuer, and Jonathan Samuel, son of Michael Samuel, have shared voting control and investment discretion over securities beneficially owned by GEM Lighting, L.L.C. In addition, Ms. Samuel beneficially owns convertible promissory notes issued by the Issuer on August 20, 2010, convertible into 550,000 shares of Common Stock. Michael Samuel does not have direct beneficial ownership of any of the Issuer’s shares of Common Stock and disclaims beneficial ownership of any of the Issuer’s shares of Common Stock owned by GEM Lighting, L.L.C. or Ms. Samuel.

(b) Percent of Class:

GEM Lighting, L.L.C and Jonathan Samuel collectively beneficially own 65,623,216 shares or 14.94% of Common Stock and Ms. Samuel beneficially owns 66,173,216 shares or 15.06% of Common Stock (see Item 4(a) above), which percentages were calculated based on 439,389,695 shares of Common Stock outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 26, 2010.

(c) Number of shares as to which GEM Lighting, L.L.C. has:

(i)	Sole power to vote or to direct the vote: 65,623,216 (See Item 4(a))

(ii)	Shared power to vote or to direct the vote: -0- (See Item 4(a))

(iii)	Sole power to dispose or to direct the disposition of: 65,623,216 (See Item 4(a))

(iv)	Shared power to dispose or to direct the disposition of: -0- (See Item 4(a))

Number of shares as to which Jonathan Samuel has:

(i)	Sole power to vote or to direct the vote: -0- (See Item 4(a))

(ii)	Shared power to vote or to direct the vote: 65,623,216 (See Item 4(a))

(iii)	Sole power to dispose or to direct the disposition of: -0- (See Item 4(a))

(iv)	Shared power to dispose or to direct the disposition of: 65,623,216 (See Item 4(a))

Number of shares as to which Deborah Samuel has:

(i)	Sole power to vote or to direct the vote: 550,000 (See Item 4(a))

(ii)	Shared power to vote or to direct the vote: 65,623,216 (See Item 4(a))

(iii)	Sole power to dispose or to direct the disposition of: 550,000 (See Item 4(a))

(iv)	Shared power to dispose or to direct the disposition of: 65,623,216 (See Item 4(a))

CUSIP No.	39304E 100	SCHEDULE 13G	Page	7	of	8

Item 5. Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No.	39304E 100	SCHEDULE 13G	Page	8	of	8

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

GEM Lighting, L.L.C.

By: /s/ Jonathan Samuel, Manager

8/30/2010

Jonathan Samuel

/s/ Jonathan Samuel

8/30/2010

Deborah Samuel

/s/ Deborah Samuel

8/30/2010